Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $Canadian	Year to date (6 months) $Canadian

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(51,128)	(73,157)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(269,109)	(599,083)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	30,488	57,094

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(289,749)	(615,146)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

Net investing cash flows

1.13	Total operating and investing cash flows (carried forward)	-	-

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(289,749)	(615,146)

1.20	Cash at beginning of quarter/year to date	3,300,378	3,626,115

1.21	Exchange rate adjustments to item 1.20	(337)	(677)

1.22	Cash at end of quarter (see note 1)	3,010,292	3,010,292

Note 1: C$3,010,292 converted at the exchange rate applicable at June 30, 2006 of 0.8276 equals approximately Australian Dollars $3,630,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	177,553

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada and staff and office facilities in Australia.  The provision of office facilities and staff in Canada and Australia is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	100,000

4.2	Development	-

	Total	100,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	411,572	310,488

5.2	Deposits at call	2,598,720	2,989,890

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	3,010,292	3,300,378

Note. $3,010,292 converted at the exchange rate applicable at June 30, 2006 of 0.8276 equals approximately Australian Dollars $3,630,000.

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-

6.2	Interests in mining tenements acquired or increased	Fish Creek, Sudbury, ON	Option to acquire 2 claims containing a total of 18 claim units	Nil	100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

      Date: ______July 28, 2006__________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

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Appendix 5B Page 5

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

6

ARGOSY

MINERALS INC

ARBN 073 391 189

July 28, 2006

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending June 30, 2006 - Summary of Activities and Expenditures

During the quarter ended 30th June 2006 Argosy reviewed a number of base and precious metal opportunities located mostly in southern Africa.

Aeroquest Limited was contracted to conduct a helicopter-borne AeroTEM II geophysical survey over the Sawmill Bay Prospect area as well as the Fish Creek, Brazil Lake and Little Panache claims areas.  This survey, consisting of some 320 line kilometers, was completed in late July.  Results, not available as yet, will be reported next Quarter.

Argosy commissioned an IP geophysical survey that was to be carried out across the Sawmill Bay prospect area at Lac Panache, Ontario, Canada.  Although the survey was expected to commence during the Quarter, the short supply of line cutters in the area has resulted in a substantial delay.

Summary of Expenditures

Legal, Administrative, Consultants	$ 5,636
Drilling and Assessment	5,492
Project Option Fees	40,000
$ 51,128

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

Aeroquest Limited completed a helicopter-borne AeroTEM II geophysical survey over the Sawmill Bay Prospect area as well as the Fish Creek, Brazil Lake and Little Panache claims areas.  This survey, including both helicopter EM and magnetics, consisted of some 320 line kilometers.  Flying was completed in late July and results will be reported next Quarter.

Argosy commissioned an IP geophysical survey that was to be carried out across the Sawmill Bay prospect area at Lac Panache, Ontario, Canada.  Although the survey was expected to commence during the Quarter, the short supply of line cutters in the area has resulted in a substantial delay.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

The Fish Creek property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast.  The Mystery Offset Dike, currently being explored by Crowflight Minerals Inc., is described as being an extension of the Worthington Offset Dike on which Inco’s Totten deposit is located.  Offsets are dike-like bodies of quartz diorite that has been interpreted as infilling major fracture zones.  These dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex.

7

The Aeroquest Limited AeroTEM II helicopter survey, completed in late July, flew both of the Fish Creek blocks.  Results, not available as yet, will be reported in the next Quarter.  Optimised for the discovery of possible massive sulphides, the EM system will help prioritise areas for follow-up work.

INVESTIGATION OF NEW OPPORTUNITIES

Argosy continues to evaluate other business opportunities.  Those investigated this Quarter were several opportunities in southern Africa (manganese, copper, iron and zinc) and a gold project in Indonesia.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy. George Katchan is a full-time employee of Argosy Minerals Inc. George Katchan has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

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